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                                                                    EXHIBIT 13.2

EXHIBIT FROM 2002 ANNUAL REPORT

                               MARKET INFORMATION

Shares of common stock of Bancorp were held by 422 shareholders of record as of December 31, 2002 according to Bancorp's transfer agent. Bancorp's shares are traded on the NASDAQ exchange under the symbol of "STBI". Trading activity has been infrequent, and previous price information had not been regularly published.

The range of high and low trade prices for each quarterly period during the past two years is presented below:

                                  Year ended December 31,
                         ---------------------------------------
                               2002                  2001
                         ----------------      -----------------
                          High      Low         High        Low
                         ------    ------      -----       -----
First quarter            $10.00    $ 7.57      $6.50       $4.88
Second quarter            11.00      9.07       7.00        5.84
Third quarter             11.00     10.16       8.99        6.27
Fourth quarter            11.00     10.19       9.49        7.25

The trade prices listed above are based on actual transactions obtained from public Internet sources obtained by Bancorp.

The following table summarizes cash dividends paid per share of common stock for each quarterly period during 2001 and 2000.

                          2002      2001
                         ------    ------
First quarter            $  .07    $  .06
Second quarter              .07       .06
Third quarter               .07       .07
Fourth quarter              .07       .07
                         ------    ------
                         $  .28    $  .26

On December 11, 2001, the shareholders of the Bank approved the reorganization of the Bank to become a wholly owned subsidiary of Sturgis Bancorp, Inc., a financial holding company. Sturgis Bancorp, Inc. is a financial holding company under the Bank Holding Company Act of 1956, as amended (the "Bancorp"). This reorganization was approved at a special meeting of the shareholders of the Bank on December 11, 2001. The necessary affirmative vote of the holders of at least two-thirds (2/3) of the Bank common stock (of which 3,101,534 shares were outstanding on October 30th, 2001 the record date for the meeting) was obtained. Prior to the special meeting of the shareholders of the Bank, Bancorp received the necessary approvals from the Board of

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Governors of the Federal Reserve and the Federal Deposit Insurance Corporation.
On December 21, 2001, the Michigan Department of Consumer and Industry Services, Office of Financial and Insurance Services, Division of Financial Institutions approved the consolidation to complete the consummation of Bancorp acquiring one hundred percent of the issued and outstanding common stock of the Bank.

This reorganization became effective as of the opening of business on January 1, 2002. Bancorp is a legal entity separate and distinct from its subsidiaries. Substantially all of Bancorp's revenues result from dividends paid to it by the Bank and from earnings on investments. There are statutory and regulatory requirements applicable to the payment of dividends by the Bank to Bancorp, as well as by Bancorp to its shareholders.

Under the Michigan Savings Bank Act, Bancorp may not declare a cash dividend or a dividend of any kind except out of net income then on hand after deducting all losses and bad debts, and then only if it will have a surplus amounting to not less than 20% of its capital after the payment of the dividend. Moreover, the Bank may not declare or pay any cash dividend or dividend in kind until the cumulative dividends on its preferred stock, if any, have been paid in full. Further, if the surplus of the Bank is at any time less than the amount of its capital, before the declaration of a cash dividend or dividend in kind, it must transfer to surplus not less than 10% of its net income for the preceding 6 months (in the case of quarterly or semi-annual dividends) or the preceding two consecutive 6 month periods (in the case of annual dividends).

Pursuant to the Michigan Business Corporation Act, Bancorp may not make distributions to its shareholders if, after giving effect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business, or the corporation's total assets would be less than the sum of it total liabilities plus, unless the corporation's articles of incorporation permit otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

The payment of dividends by Bancorp and its subsidiaries may also be affected or limited by other factors, such as the requirements to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the Bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice or prohibit the payment of future dividends. The Federal Reserve has indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsafe and unsound banking practice. The Federal Reserve, the FDIC and the Division of Financial Institutions of the

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Michigan Department of Consumer & Industry Services Office of Financial and
Insurance Services ("DFI") have issued policy statements which provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

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